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Commission File No.: 0-29954

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, 66 Wellington St. West
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A1, Canada
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXHIBIT INDEX IS LOCATED AT PAGE 2 OF 8

Information furnished on this form:

        Material Change Report dated November 21, 2002.

EXHIBIT

Exhibit Number		Page
1.	Material Change Report dated November 21, 2002.	4

2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in Exhibit number 1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION (Registrant)
Date: November 21, 2002	/s/ PAULA R. MONAGHAN Paula R. Monaghan Assistant Secretary

3

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EXHIBIT
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SIGNATURES